Filed by Tornier N.V. (SEC File No.: 001-35065)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Wright Medical Group, Inc.

SEC File No.: 001-35823

October 27, 2014

Dear Tornier Distributors,

I am very pleased to share with you that today we announced that we have entered into an agreement to combine with Wright Medical Group, Inc. As you know, we have been focused on our vision of becoming the #1 Extremities Company in the World and this strategic combination helps accelerate us toward the achievement of this goal.

As most of you already know, Wright Medical Group, Inc. is very similar in size to Tornier, with Upper Extremities, Lower Extremities, and Biologics business units selling in the U.S. as well as in over 60 International geographies. In particular, Wright has an innovative and broad Lower Extremities product offering. Additionally, Wright has a strong commitment to Biologics and just recently received an Approvable Letter from the FDA for its Premarket Approval Application for Augment® Bone Graft. What makes this combination so compelling is that similar to Tornier, Wright has a laser-like focus on the Extremities segment.

Based in Memphis, all of Wright’s approximately 1,000 employees around the world are focused on serving the Extremities customer. Through this strategic combination, we will create a Premier, High-growth, Extremities and Biologics Company. This merger will significantly expand the breadth and depth of extremity products that we will offer to our collective surgeon customers. Additionally, we expect that the combined company will further accelerate revenue growth, benefitting from our combined sales and distribution networks and deep customer relationships. As such, we believe this combination will generate long-term value for our customers, our employees, our shareholders and distribution partners.

Next Steps

We expect the transaction to close in the first half of 2015. It is very important that you keep in mind that we must operate as independent companies until the transaction closes. Therefore, we must compete as vigorously as we did before the announcement of the merger.

In the coming weeks, we will form teams to begin planning an integration. We will identify and look for best practices from both organizations to leverage our combined strengths. The integration process will involve repositioning and aligning the strategic vision for both entities and preparing for a successful “Day One” following the close of the transaction, when both businesses begin operating as one company. We will regularly communicate the integration plans as we move through the process.

You should expect that Tornier’s Sales Leadership will be in touch within the next few days to answer any questions that you may have. In the near-term through closing of the transaction, there will be no significant changes. It is vitally important that our entire global sales organization continues to focus on executing sales objectives to minimize revenue disruption and continuing to deliver outstanding service to all of our customers. This means that you will continue to work with your existing accounts and manage your current Tornier product portfolio as you do today. In the meantime, if you have concerns, please feel free to contact Terry Rich, SVP of U.S. Commercial Operations or myself.

In closing, I wanted to reiterate that this combination brings together two companies with a rich heritage of innovation in Extremities and Biologics. This combination will begin an exciting next chapter for our company as well as for all our Sales Team and Distributor partners. We hope you share our enthusiasm about the opportunities that lie ahead.

Sincerely,

David H. Mowry

President & Chief Executive Officer

Important Additional Information and Where to Find It

In connection with the proposed merger, Tornier plans to file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a joint proxy statement of Wright and Tornier that also constitutes a prospectus of Tornier. Wright and Tornier will make the joint proxy statement/prospectus available to their respective shareholders. Investors are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information. The registration statement, definitive joint proxy statement/prospectus and other documents filed by Tornier and Wright with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Tornier and Wright. Requests for copies of the joint proxy statement/prospectus and other documents filed by Wright with the SEC may be made by contacting Julie Tracy, Senior Vice President and Chief Communications Officer by phone at (901) 290-5817 or by email at julie.tracy@wmt.com, and request for copies of the joint proxy statement/prospectus and other documents filed by Tornier may be made by contacting Shawn McCormick, Chief Financial Officer by phone at (952) 426-7646 or by email at shawn.mccormick@tornier.com.

Wright, Tornier, their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from Wright’s and Tornier’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Wright and their ownership of Wright stock is set forth in Wright’s annual report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 27, 2014 and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 31, 2014. Information regarding Tornier’s directors and executive officers is contained in Tornier’s annual report on Form 10-K for the fiscal year ended December 29, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual general meeting of shareholders, which was filed with the SEC on May 16, 2014. These documents can be obtained free of charge from the sources indicated above. Certain directors, executive officers and employees of Wright and Tornier may have direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of Wright and Tornier shareholders will be included in the joint proxy statement/prospectus.

Cautionary Note Regarding Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. Forward-looking statements in this communication include but are not limited to, statements about the benefits of the transaction; potential synergies and cost savings and the timing thereof; future financial and operating results; the expected timing of the completion of the transaction; and the combined company’s plans, objectives, expectations and intentions with respect to future operations . Each forward-looking statement contained in this communication is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, uncertainties as to the timing of the transaction; uncertainties as to whether Tornier shareholders and Wright shareholders will approve the transaction; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, or the terms of such approval; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that shareholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of Wright’s or Tornier’s control; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of Wright and Tornier may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; operating costs and business disruption following completion of the transaction, including adverse effects on employee retention and on Wright’s and Tornier’s respective business relationships with third parties; transaction costs; actual or contingent liabilities; the adequacy of the combined company’s capital resources; and the risks identified under the heading “Risk Factors” in Wright’s Annual Report on Form 10-K, filed with the SEC on February 27, 2014, and Tornier’s Annual Report on Form 10-K, file with the SEC on February 21, 2014, as well both companies’ subsequent Quarterly Reports on Form 10-Q and other information filed by each company with the SEC. We caution investors not to place considerable reliance on the forward-looking statements contained in this presentation. You are encouraged to read Wright’s and Tornier’s filings with the SEC, available at www.sec.gov, for a discussion of these and other risks and uncertainties. The forward-looking statements in this communication speak only as of the date of this document, and we undertake no obligation to update or revise any of these statements. Our businesses are subject to substantial risks and uncertainties, including those referenced above. Investors, potential investors, and others should give careful consideration to these risks and uncertainties.